Mail Stop 3561

January 10, 2007

Mr. Corrado De Gasperis
Chief Executive Officer
Symmetry Holdings Inc.
432 Scarborough Road
Briarcliff Manor, New York 10510

      Re: Symmetry Holdings Inc.
              Amendment to Registration Statement on Form S-1
              File No. 333-135353
              Filed December 8, 2006

Dear Mr. De Gasperis:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note you have included a cover letter dated November 30, 2006 with your Form S-1 filing on November 30, 2006 which addresses additional changes made in the terms of the offering including the reduction of the time period from 18 months to 15 months along with the elimination of the compensation for Symmetry's officers. We also note that you included a cover letter dated

December 8, 2006 with your Form S-1 filing on December 8, 2006. Please note that Rule 101 of Regulation S-T provides that correspondence related to your Form S-1 should be submitted in electronic format. Please submit all correspondence included with your previous filings in electronic format.

2. We note that the company has added a requirement that a public stockholder who wishes to exercise their conversion rights must be a beneficial owner or owner of record of a public warrant at the time of the vote and retain ownership of both the share and the public warrant until consummation of the business combination with the share and the warrant being cancelled in the conversion process. We note that you have added a risk factor addressing the fact that the public stockholders must retain ownership of both the share and the public warrant until conversion if they wish to exercise conversion rights. Please also address the fact that the typical SPAC does not require retention of the warrant for conversion rights to apply to the public shares.

The Offering

Conversion rights for public stockholders voting to reject a business combination, page 12

3. We note your use of an imbedded list in this section. Rather than include these lists in paragraph form, break them out into bullet points, with one bullet point for each item listed. Please revise throughout your prospectus.

4. We note your statement that "[o]ur existing stockholders do not have the right to convert any of their shares of common stock owned prior to or acquired in this offering as they have agreed to vote all of their shares of common stock in the same way as the majority of the shares of common stock voted by the public stockholders…." Please clarify whether any shares acquired by the existing stockholders after the offering and prior to the vote have conversion rights.

Risk Factors

5. We note your response to comment 10 that you have updated the disclosure on pages 21-22. We cannot locate the disclosure addressing the number and value of the similar blank check companies that have filed with the Commission and have not gone effective. Revise to address the number and value of similar blank check companies that have filed with the Commission and have not completed their initial public offerings.

Closing Comments

  As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

  We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

  Any questions regarding the accounting comments may be directed to Carlton Tartar at (202) 551-3387. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

         Sincerely,

         John Reynolds
         Assistant Director

cc: Randi-Jean G. Hedin, Esq.
   Fax: (203) 352-8107